BRAZIL REGISTRATION AND DISTRIBUTION AGREEMENT

This Registration and Distribution Agreement (this “Agreement”) is made and entered into as of April 3, 2017 (the “Effective Date”) by and between:

Lombard Medical Limited, a Company organized and existing under the laws of England with registered offices in Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire, OX11 7HJ, United Kingdom( “Company” or “LOMBARD”), and

MicroPort Brasil Produtos Médicos Ltda., a Company organized and existing under the Federative Republic of Brazil with registered offices in City of Cotia, State of São Paulo, at Rua Adib Auada, 35, suite No. 410, Block C, Condomínio Prime Office Park, Jardim Lambreta, CEP 06710-700, enrolled with the CNPJ/MF under No. 19.062.556/0001-30.  (“Distributor”)

The Company and the Distributor may be referred to herein as a “Party” or, collectively, as the “Parties”.

RECITALS:

WHEREAS, in connection with the investment in and strategic collaboration between LOMBARD and MICROPORT SCIENTIFIC CORPORATION;

WHEREAS, Company wishes to appoint Distributor as its distributor of Products (as defined below), subject to a smooth and mutually agreed upon transition approach from Lombard’s legacy distribution firm in Brazil to MicroPort,  in the Territory (as defined below) subject to the terms and conditions set forth in this Agreement, and Distributor is willing to accept such appointment.

NOW, THEREFORE, in consideration of their mutual covenants and agreements contained herein, and the mutual benefits to be derived here from, the Parties, intending to be legally bound, hereby covenant and agree as follows:

COVENANTS:

ARTICLE 1
DEFINITIONS

1.01     Capitalized terms in this Agreement shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, any other Person which controls, is controlled by, or is under common control with such Person.  A Person shall be regarded as in control of another entity if it owns or controls more than fifty percent (50%) of the equity securities of the subject entity entitled to vote in the election of directors (or, in the case of an entity that is not a corporation, for the election of the corresponding managing authority).  Notwithstanding the foregoing, with respect to a Party, “Affiliate” does not include a purchaser or holder of such Party’s equity securities that acquired or acquires such equity securities solely for investment purposes such as a venture capital fund or private equity fund.

“Agreement” shall mean this Registration and Distribution Agreement, including the Exhibits attached hereto, as such may be amended from time to time.

“Annual Minimum Volume” shall mean the minimum purchase requirements for the Products for each calendar year during the term of this Agreement established via a mechanism of mutual agreement within ninety (90) days after the relevant Approval Date for each  Product and thereafter by October 31st of each of the prior year. Distributor shall apply good faith efforts to meet the Annual Minimum Volume. Notwithstanding anything to the contrary in this Agreement, Distributor’s failure to meet the same shall not be a material breach as described in Section 15.01 hereof, but such failure will trigger a requirement by Distributor to purchase the Annual Minimum Volume for the year in question subject to good faith discussion between the parties.  In no event Distributor shall be held liable to Company for any damage, loss or otherwise due to such failure.

“Approval Date(s)” shall mean the issuance dates of the Approvals for either of the Products.

“Approvals” shall mean any approvals, authorizations and permits by applicable Governmental Authority for the commercial sale of the Products in the Territory, including registration certificates of the Products.

“Bankruptcy Event” shall mean the Person in question becomes insolvent, or voluntary or involuntary proceedings by or against such person or entity are instituted in bankruptcy or under any insolvency law, or a receiver or custodian is appointed for such person or entity, or proceedings are instituted by or against such person or entity for corporate reorganization or the dissolution of such person or entity, which proceedings, if involuntary, shall not have been dismissed within sixty (60) days after the date of filing, or such person or entity makes an assignment for the benefit of its creditors, or substantially all of the assets of such person or entity are seized or attached and not released within sixty (60) days thereafter.

“Business Days” shall mean Monday through Friday, and shall exclude Saturday, Sunday, and public holidays in Brazil and the United Kingdom.

“Change of Control” shall mean with respect to a Party, a change in ownership or control of such Party effected through (i) the acquisition, directly or indirectly, by any Person or related group of Persons different from the persons holding those securities immediately prior to such transaction, of beneficial ownership of securities possessing fifty percent (50%) or more of the total combined voting power of such Party’s outstanding securities, (ii) a merger or consolidation in which securities possessing fifty percent (50%) or more of the total combined voting power of such Party’s outstanding securities are transferred to a Person or Persons different from the persons holding those securities immediately prior to such transaction; or (iii) the sale, transfer, exclusive license or other disposition of all or substantially all of such Party’s assets, or any material technology or intellectual property of such Party; provided, however, that any internal restructuring, reorganizing, or event where the existing shareholders retain control, shall not constitute a Change of Control for the purposes of this Agreement.

“FDA” shall mean the United States Department of Health and Human Services Food and Drug Administration or any successor agency.

“Force Majeure Event” shall mean any event beyond the reasonable control of the Party affected by such event and which occurs without the fault or negligence of such Party or any of its subcontractors or suppliers, including, but not limited to, an act of God, delay or loss in transportation, fire, flood, earthquake, storm, war, riot, revolt, act of a public enemy, embargo, explosion, civil commotion, strike, act of terror, labor dispute, loss or shortage of power, impossibility or delay of obtaining raw materials or shortage in supply of raw materials or any law, rule, regulation, order by any Governmental Authority except for any action regarding public policy.  In each instance, the failure to perform must be beyond the reasonable control of the first Party.

“Governmental Authority” shall mean any court or any governmental or other administrative or regulatory body, authority, department, ministry, agency, tribunal, or commission in the Territory.

“Person” shall mean any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership or other business entity, or any government, or any agency or political subdivisions thereof.

“Product(s)” shall mean those products manufactured by Company as described in Exhibit A attached hereto.  Product(s) may be changed, deleted or added by the mutual consent in writing of Company and Distributor.

“Purchase Order” or “Order” shall mean individual, written purchase order placed by Distributor for the purchase of Products from Company.

“Purchase Price” shall mean the transfer price to Distributor for each of the Products, which price may be revised from time to time through consultation and agreement in writing between the Parties, taking into account the prevailing market prices of Similar Products.  Such revisions shall apply to the Orders placed by Distributor after the effective date of the revision.  Price changes shall not affect unfulfilled Purchase Orders placed by Distributor prior to the effective date of the revision.

“Similar Products” shall mean any products for use by vascular surgeons similar to the Products, for which Distributor holds the distribution rights granted by Company that may be regarded as directly competitive or substitutable of the Products which will be mutually judged and agreed upon by Distributor and Company.

“Specifications” or “specifications” shall mean the material, design and quality standards appropriate for their intended use for the Products supplied by the Company to the Distributor, as such may from time to time be amended by written agreement of the Parties.

“Term” shall have the meaning set forth in Article 14.

“Territory” shall mean the Federative Republic of Brazil.

“Third Party” shall mean any individual or entity other than a Party or an Affiliate of a Party.

ARTICLE 2
APPOINTMENT

2.01     Company hereby appoints Distributor, and Distributor accepts such appointment, as Company’s distributor to market, promote, distribute and sell the Products within the Territory.  Company shall grant Distributor an exclusive distribution right for Products in the Territory upon Distributor obtaining the corresponding Approvals with respect to such Products.  Thereafter, Company shall not, directly or indirectly, supply the Products, for which Distributor holds an exclusive right, to any Third Party other than Distributor in the Territory until the expiry or termination of this Agreement.

2.02     Company agrees that Distributor may, at its sole discretion, appoint one or more Persons to act as sub-distributors (each a “Sub-distributor” and, collectively, the “Sub-distributors”) to market, promote, distribute and sell the Products within any portion of the Territory, as the case may be.

2.03     In the event Company intends to market, promote, distribute and sell any new listing Similar Products in the Territory, Distributor shall, under identical terms and conditions, reserve the preemptive right, which may be exercised within three (3) months of delivery of notice by the Company, to be appointed as the exclusive distributor for the said similar Products.  For the avoidance of doubt, once Distributor claims to exercise the said preemptive right, such new listing Similar Products shall be deemed as having been added to Exhibit A.

2.04     The relationship of Company and Distributor established under this Agreement is that of independent contractors, and nothing contained herein shall be construed as to: (i) give either Party the power to direct and control the day-to-day activities of the other; or (ii) allow one Party to create or assume any obligation on behalf of the other for any purpose whatsoever.

2.05     Distributor shall use its best efforts in the promotion and sale of the Products.  Upon the earlier of the Approval Date for either of the Products, Company shall provide to Distributor training and marketing supports (“Training and Marketing Support”) with respect to promotion of the Products within the Territory. The amount of the Training and Marketing Support equals a certain fixed dollar amount established via a mechanism of mutual agreement after the relevant Approval Date for each Product and thereafter by October 31st of each of the prior year for each calendar year during the term of this Agreement. The contribution date, manner and details of Company’s contribution towards the Training and Marketing Support shall be mutually agreed between the Parties following good faith discussions and taking into account the purchase amount, Company’s budget and market needs.

2.06     Upon Distributor’s reasonable request, Company shall provide to Distributor a limited quantity of Product samples (“Samples”), which quantity shall be determined in good faith by mutual agreement of the Parties and included within the Training and Marketing Support fixed dollar amount agreed upon in Section 2.05.  Distributor shall use such Samples solely for the promotion of the Product in the Territory pursuant to this Agreement.  Marketing Support limits defined above will apply to cost of Samples.

2.07     Company agrees that the tenders involving the Products which are held in each areas or sites of the Territory (the “Tenders”) shall be participated by Distributor in the name of Distributor.  Company shall provide Distributor with any required Tender support documents.  Company shall provide reasonable assistance to Distributor to participate in the Tenders.

2.08     Company shall respond to all inquiries from Distributor concerning matters pertaining to this Agreement within a reasonable time.  Upon reasonable request from Distributor, Company shall  provide Distributor with information from the US and European markets as to general market movement, competitors’ prices and strategies, names of Company’s major customers (users) and other information that may help Distributor to promote and sell the Products in the Territory.

ARTICLE 3
TERMS OF PURCHASE OF PRODUCTS

3.01     Distributor will order the Products by means of Purchase Order transmitted by facsimile or e-mail to Company.  Distributor shall have the right but not obligation to place the Order on a monthly basis.  The Order shall specify applicable prices, Product code, Product quantities, proposed delivery date (“Proposed Delivery Date”), shipping instructions, and other matters necessary for the individual transaction.

3.02     Company shall notify Distributor of its acceptance or rejection of the Order in written form within three (3) Business Days after receipt of such Order from Distributor.  If the Order is accepted, Company shall notify Distributor of the acceptance of an Order specifying the actual delivery date (“Actual Delivery Date”) which shall be within six (6) weeks after receipt of such Order.  Such Actual Delivery Date shall be binding upon the Parties, and Company shall deliver the Products as per the Actual Delivery Date.  If rejected, the reasons for the rejection, and if rejected by Company, the quantities of Products on the rejected Order shall be deducted from Annual Minimum Volume for the applicable year.  In default of written confirmation of acceptance or rejection within three (3) Business Days, the Order shall be deemed rejected.  Under such circumstance, Distributor shall assume no obligation to either the Order or the written acceptance by Company thereafter, unless an agreement regarding the Order can be reached between Company and Distributor which shall be confirmed in writing.  Any Order submitted by Distributor and accepted by Company shall be binding upon the Parties and may not be modified, rescinded or cancelled by either Party without the written agreement of the other Party.  If there are any inconsistencies between the terms of any Order and the terms of this Agreement, the terms of this Agreement shall govern.

3.03     Company shall deliver the Products to Distributor in accordance with the applicable Order and Specifications. All Products shipped pursuant to the terms of this Agreement shall be suitably packed for proper shipment in Company’s standard shipping cartons, marked for shipment to Distributor’s address below and delivered to Distributor in accordance with EXW Company Facility (INCOTERMS 2010) or such other facility as agreed by the Parties, at which time ownership for such Products and risk of loss shall pass to Distributor, unless otherwise specified in the Order accepted by Company.

MicroPort Brasil produtos Medicos Ltda
Address: as the address of registered office first written above
Attention:  Office Manager

3.04     The remaining shelf life of the Products received by Distributor shall be at least nine (9) months as of the date Company delivers such Products to Distributor.

3.05     Company warrants that all Products will be free of defects in material, design and workmanship and in accordance with their applicable Orders, Specifications and all applicable laws.

3.06     Distributor shall inspect the Products received for conformity with Distributor’s Order within twenty (20) Business Days after receipt thereof (“Inspection Period”).  Should during such Inspection Period the Products be found to have any defects or non-conformities, Distributor shall serve to Company a written notice addressing such defects or non-conformities in detail.

3.07     If any Products are rejected pursuant to Section 3.06, upon receipt of the properly rejected Products, Company shall, as promptly as possible but no later than fifteen (15) Business Days after receipt by Distributor of the properly rejected Products, evaluate them to determine if they are defective.  In the event Company concurs that the properly rejected Products do not comply with the agreed-to Specifications (“Defective Products”), then, at Company’s option:

(a)        Company shall, at its option, within fifteen (15) Business Days or as otherwise agreed by the Parties, complete the repair or replacement of the Defective Products to comply with the applicable agreed-to Specifications. The shipment of the said return and replacement shall be borne by Company; or

(b)        Distributor may without any liability to Company cancel the relevant Order in full or partially with Defective Products.

3.08     In the event that Distributor fails to supply, sell, distribute the Products due to any of Company’s failure to deliver the Products(inclusive of the repair and replacement Products, if applicable) on a timely basis in accordance with this Agreement, the corresponding quantities of the above mentioned Products shall be deducted from Annual Minimum Volume for the applicable year.  In addition, Company shall bear and fully indemnify Distributor against any and all loss, damage, cost and expense (including any damages claimed by any Third Party) incurred by Distributor directly as a result of such delay subject to the Purchase Price of the Products not appropriately supplied. Such indemnification may be directly deducted from the Purchase Price payable or to be paid by Distributor to Company.

ARTICLE 4
PURCHASE PRICE AND ANNUAL MINIMUM VOLUME

4.01     Within ninety (90) days after the corresponding Approval Date for certain Products, and at least sixty (60) days prior to the commencement of each calendar year thereafter, the Parties shall, through negotiation in good faith, determine the Purchase Price and Annual Minimum Volume of such Products for each calendar year during the term of this Agreement.

4.02     Company undertakes to pay any national or local taxes imposed in United Kingdom or elsewhere outside Territory that may be required to ship the Products to Distributor.  Distributor undertakes to pay any taxes that may be applicable to its business in relation to the Products according to the laws and regulations prevailing in the Territory.

4.03     In the event of any significant price changes by reason of the currency fluctuation or otherwise, it is necessary for the Parties to review and analyze the Purchase Price and Annual Minimum Volume each calendar year.  For example, if winning bid price of Products declines, the Parties agree to adjust the price and/or the Annual Minimum Volume through friendly negotiation accordingly.

ARTICLE 5
PAYMENT

5.01     Company shall provide an invoice to Distributor for each accepted Order specifying the Purchase Price of the ordered Products.  Distributor shall pay to Company the full amount shown on each of such invoice in US$ by wire transfer (T/T) within ninety (90) calendar days after receipt of the Products (“Payment Term”).

ARTICLE 6
GOVERNMENTAL APPROVAL

6.01     Distributor shall use commercially reasonable efforts, to obtain Approvals for the Products.

6.02     Distributor shall bear all costs associated with obtaining regulatory approvals required in connection with import, promotion, sale and distribution of the Products in the Territory, including without limitation, registration certificate for the Products.  Notwithstanding the foregoing, should a clinical trial be required by Governmental Authority for obtaining necessary Approvals, the Parties, through good faith negotiation, shall determine to what extent and in what proportions each Party shall be required to contribute to the clinical trial costs paid to the relevant clinical trial organization and contract research organization.  The clinical trial organization and the contract research organization shall be selected by the Parties through friendly consultation.  Company shall provide the necessary Product specifications, validation and other data required to support the registration filing for the Products as required by Governmental Authority including but not limited to testing requirements, existing human clinical trial data(if necessary), design history files and shall bear any costs associated with providing such information.

6.03     Distributor shall be responsible for all costs associated with holding and maintenance of Approvals for the Products in the name of Distributor in the Territory during the Term of this Agreement.  Company shall cooperate fully with Distributor in relation to its holding and maintenance of such Approvals.  Distributor shall maintain the “Medical Device Business License” required by Governmental Authority in order to distribute the Products in the Territory during the Term of this Agreement.

6.04     Company shall be responsible for obtaining, at its own expense, any required export licenses and other permits from Governmental Authority for the export of the Products to Distributor.  Distributor shall be responsible for, at its own expense, obtaining and maintaining any required licenses and permits and for satisfying all formalities as may be required to import the Products by Distributor into the Territory in accordance with the prevailing legislation.  Each Party shall cooperate fully with the other and provide all reasonable assistance to the other in connection with obtaining and maintaining any licenses or permits contemplated by this Section 6.04.

6.05     During the term of this Agreement, each Party hereto shall comply with any and all applicable laws including, but not limited to, anti-bribery law, rules and regulations applicable to its activities pursuant to this Agreement.

ARTICLE 7
DISCONTINUATION AND MODIFICATION OF PRODUCTS

7.01     In the event of any discontinuation of Products in the Territory (“Discontinued Products”), Company shall notify Distributor in writing at least six (6) months prior to such discontinuation.  Otherwise, Distributor is entitled to, at its sole option, (i) retain the right to sell its remaining inventory of Products; or (ii) request the Company to repurchase any of such Discontinued Products at the original Purchase Price of the same paid by Distributor.  Notwithstanding the foregoing, in the case of bid winning Products in the Territory, Company shall ensure the supply of such Discontinued Products to fulfill all Orders placed by Distributor from time to time for any tenders in effect.  Any discontinuation of Products mentioned in this Section 7.01 shall not lead to any loss and damage incurred by Distributor. Failing to do so, Company is obliged to compensate for such loss and damage.

7.02     Upon at least sixty (60) days prior written notice before the manufacturing of the relevant Products is initiated by the Company, Company may change the design of the Products, or modify the Products or the applicable specifications (collectively, “Modifications”), the effect of which Modifications is material so that registration on such Modifications is necessary as per the request of Governmental Authority. Company shall at all times maintain a sufficient supply of unmodified Products to fulfill all Orders placed by Distributor from time to time until the  registration on such Modifications with Governmental Authority is completed .Upon at least thirty (30) days prior written notice, Company may conduct Modifications which is not material.  Notwithstanding the foregoing, Modifications shall not lead to any loss and damage incurred by Distributor.  Failing to do so, Company is obliged to compensate for such loss and damage.

ARTICLE 8
RECALL

8.01     Pursuant to any reporting requirements of Governmental Authority, Company may be required to report to the said Governmental Authority information that reasonably suggests that a Product may have caused or contributed to death or serious injury or has malfunctioned and that the device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur.  The Parties hereto agree to supply to the other any such information twenty-four (24) hours after becoming aware of it so that each can comply with the aforesaid reporting requirements.  In the event that Company is required by any Governmental Authority to recall the Products or if Company voluntarily initiates such recall, Distributor reserves the right to return the said recalled Products to Company following the execution of a recall.  In cases where such recall results from defects in design, material or workmanship of the Products, Company shall, within ninety (90) days after receipt of the returned Products, refund the original Purchase Price of such Products paid by Distributor subject to the recouping of costs borne by the Company for such Products manufactured by MicroPort.

8.02     Notwithstanding the foregoing paragraph, such return shall, by no means, relieve Company’s liability in relation to the recalled Products.  In cases where such recall results from defects in design, material or workmanship of the Products, Company shall bear all costs and expenses of any recall, including, without limitation, expenses or obligations to any Third Parties, the costs of notifying customers and costs associated with any of the shipment of recalled Products, whether from customer to Distributor or Company or otherwise.

ARTICLE 9
ADVERSE EVENTS AND CUSTOMER COMPLAINTS

9.01     In the event of any adverse events caused by a Product or any customer complaints of Product in the Territory (collectively, the “Events”), Company shall respond to Distributor in writing of such Events without any undue delay after receiving Distributor’s notice.  Upon Distributor’s request, Company shall give Distributor assistance to deal with the Events including but not limited to providing the professional advice concerning the Events, preparing and providing any testing reports, data, results or any other documents, as the case may be.  In cases where such Events are as a result of defects in the design, material or workmanship of the Products, Company shall be responsible for relevant costs incurred by Distributor in connection with the Events.  The Parties shall negotiate in good faith to determine the solution to the Events.

9.02     Notwithstanding the foregoing paragraph, Company shall be responsible for the compensation paid to customer in connection with or arisen out of any personal injury or property damage caused by defects in the design, material or workmanship of the Products.

ARTICLE 10
INTELLECTUAL PROPERTY RIGHTS

10.01   Company hereby grants to Distributor (and its Sub-distributors), free of charge, and subject to Company review and approval of use, the non-exclusive right to use the trademarks, service marks, trade names, logos or other words or symbols identifying the Products, related services or Company’s business (the “Trademarks”) on its advertising and promotional materials, stationery, signs, labels and packaging in order to convey that it is acting as distributor of the Products in the Territory on behalf of Company.  This provision does not grant the right or license to use any of the Trademarks in the enterprise name of Distributor.  Distributor may not use any of the Trademarks in any way beyond the scope specified in this Agreement; any such use of any of the Trademarks by Distributor shall constitute infringement by Distributor of Company’s exclusive rights to the relevant Trademark.

10.02   Distributor shall not do, or omit to do, anything in its use of the Trademarks, patents, copyright or any other intellectual property rights belonging to the Company or take any action, whether by itself or through a Third Party, that could adversely affect their validity or would, except for the rights granted under 10.01 above, constitute an infringement thereof, and shall promptly notify Company in writing of (i) any claim against Distributor that any Product or part thereof or any advertising or promotional materials supplied to Distributor by Company infringes any patent, trademark, copyright, design, trade secrets, domain names or otherwise violates any other Third Party rights and (ii) any suit, action or proceeding brought against Distributor on the basis of any such claim. Company shall defend or settle such suit, action or proceeding properly to the extent that it will not cause any adverse effects on the sales of Products in the Territory, and the costs thereof (including any final award of damages) shall be borne entirely by Company.  Distributor shall provide Company, at Company’s expense, with all the information, assistance and authority necessary to enable Company to defend such claim.

10.03   Distributor shall promptly inform Company in writing if it becomes aware of any infringement of, or unfair competition with respect to, the Trademarks or any patent, copyright or any other intellectual property rights belonging to Company by any Third Party.  Company shall prosecute at its own expense any claims and any suits, proceedings or actions arising therefrom.  Distributor shall cooperate fully with Company in the prosecution of any such suit, proceeding or action.

10.04   If it is adjudicative determined that any Product infringes, or in Company’s sole opinion, may be found to infringe a Third Party’s patent, or if the sale ,or use of the Product is, as a result, enjoined (“Infringing Product”), then Company shall, at its option and expense, either: (i) procure for Distributor the right under such patent to sell or use, as appropriate, the unsold Infringing Product; or (ii) replace the unsold Infringing Product with other non-infringing functionally equivalent product; or (iii) modify the unsold Infringing Product to make the Infringing Product functionally equivalent and non-infringing; or (iv) if the use of the  unsold Infringing Product is prevented by injunction, discontinue sales of the Infringing Product under the Agreement and remove any unsold Infringing Product in Distributor’s inventory and refund the payments paid by Distributor for any unsold Infringing Products.

ARTICLE 11
CONFIDENTIALITY

11.01   Each of the Parties hereto acknowledges that by reason of its relationship to the other Party hereunder it will have access to certain information and materials concerning the other Party’s and/or its Affiliates’ business, including business plans, trade secrets, customers, technology and products (including the Products) that are confidential and/or of substantial value, and the value of such information would be impaired if disclosed to any Third Parties.

11.02   Each of the Parties hereto agrees that it will not use in any way for its own account or the account of any Third Party, nor disclose to any such Third Party, confidential information revealed to it by the other Party and/or its Affiliates until and unless (i) such information becomes public through means other than through breach of this Agreement; (ii) such information was obtained from a Third Party not bound by any agreement or obligations to keep confidential such information; (iii) to the extent required by any order of any court of competent jurisdiction or any order, enquiry or investigation by any competent judicial, governmental, exchange or regulatory body; or (iv) as may be required by law. Upon request of either of the Parties hereto, the other Party shall advise whether or not it considers any particular information or materials to be confidential.

ARTICLE 12
REPRESENTATION AND WARRANTY

12.01   Company represents and warrants that: (i) it has the right to enter into this Agreement and its performance of this Agreement will be free and clear of liens and encumbrances; (ii) entering into this Agreement will not cause Company to breach any other agreements to which it is a party; (iii) the Products, or any portion thereof, do not infringe any trademark, copyright, patent or other intellectual property rights of any Third Party with respect to Products.

12.02   Distributor represents and warrants that: (i) it has the right to enter into this Agreement and its performance of this Agreement will be free and clear of liens and encumbrances and (ii) entering into this Agreement will not cause Distributor to breach any other agreements to which it is a party.

12.03   If Distributor sells, consigns or otherwise transfers the products to any purchaser, Company hereby agrees to extend to such purchaser a warranty against defects in design, material or workmanship (“Purchaser Warranty”).  Company shall pay for the return and/or replacement of Products that prove to be defective.  The Purchaser Warranty set forth in this Section 12.03 in respect of each Product delivered hereunder shall expire upon the earlier of: (i) one (1) year after the sale by Distributor to the original purchaser; or (ii) the expiry date of such Product.  Company shall indemnify Distributor for all costs and expenses in connection with or arising out of return, replacement or rejection of any Products in accordance with this Section 12.03.  If compulsory law in any jurisdiction within the Territory requires warranties, which are more favorable to the purchaser than stated in the foregoing sentence, Distributor shall notify Company hereof in writing.

ARTICLE 13
INDEMNIFICATION

13.01   Distributor shall defend, indemnify and hold harmless Company, its Affiliates and their respective directors, officers, employees, agents, subcontractors, representatives(each, a “Company Indemnified Party”) from and against all Third Party claims, demands and causes of action (“Claims”) and all judgments, settlements, liabilities, fines, penalties, costs and expenses arising from Claims (“Losses”) to the extent arising out of or resulting from (i) Distributor’s breach of any term of this Agreement, (ii) personal injury, death or property damage sustained by any Person resulting from any intentional or gross negligent act or omission by Distributor, any of its employees or authorized representatives in connection with the shipping, handling or storage of the Products which are not consistent with the representations, information or data provided to Distributor by Company; or (iii) Distributor’s failure to comply with applicable laws in the import, storage, distribution or marketing of the Products.

13.02   Company shall defend, indemnify and hold harmless Distributor, its Affiliates and their respective directors, officers, employees, agents, subcontractors, representatives(each, a “Distributor Indemnified Party”) from and against all Third Party claims, demands and causes of action (“Claims”) and all judgments, settlements, liabilities, fines, penalties, costs and expenses arising from Claims (“Losses”) to the extent arising out of or resulting from (i) Company’s breach of any term of this Agreement, (ii) personal injury, death or property damage sustained by any Person resulting from any intentional or gross negligent act or omission by Company, any of its employees or authorized representatives in connection with the shipping, handling or storage of the Products which are not consistent with the representations, information or data provided to Company by Distributor; or (iii) Company’s failure to comply with applicable laws in the import, storage, distribution or marketing of the Products.

13.03   In no event shall either Party have any liability to the other Party or any Third Party for any loss of revenue, loss of profit, loss of data or loss of goodwill, or for any indirect, special or consequential loss or damage arising out of or in connection with this Agreement or any collateral contract, whether in contract, tort (including negligence) or otherwise.

ARTICLE 14
TERM

14.01   Term.  This Agreement shall become effective from the Effective Date and will remain in force until the fifth anniversary of the Approval Date for either of the Products (whichever comes later) unless terminated earlier in accordance with Section 15.01 hereof.

ARTICLE 15
TERMINATION

15.01   To the extent that either Party shall elect to terminate this Agreement for cause, or any applicable law provides that cause, each of the following, shall constitute cause for such termination, and this Agreement may be terminated prior to the expiry of the Term upon written notice to the other Party, as follows: (i) by a Party, effective immediately, if the other Party should experience a Bankruptcy Event; (ii) the other Party commits a material breach of any term of this Agreement and (if that breach is remediable) fails to remedy that breach within thirty (30) days of that Party being required in writing to do so; (iii) by a Party, effective immediately, if Change of Control occurs in Company; (iv) by a Party, in accordance with Article 16 hereof, if any Force Majeure Event occurs.

15.02        In the event this Agreement is terminated by Company in accordance with Section 15.01, Company shall either (i) agree and acknowledge that Distributor or any of its successors may sell its remaining inventory of Products, or (ii) repurchase all Products in Distributor’s inventory at that time and refund the aggregate payments paid therefor by Distributor within thirty (30) days after receipt of such Products.

15.03   In the event this Agreement is terminated by Company in accordance with Section 15.01 (ii), Company may, at its sole option, obligate Distributor to sell to Company any Products in Distributor’s inventory provided such Products are saleable, conforming to the agreed-to Specifications.  In such case, Company shall refund the aggregate payments paid therefor by Distributor within thirty (30) days after receipt of such Products.

15.04   In the event this Agreement is terminated by Distributor in accordance with Section 15.01(i), Distributor may, at its sole option, (i) retain the right to sell its remaining inventory of Products; or (ii) request Company or Company’s designee to repurchase any Products in Distributor’s inventory provided such Products are saleable, conforming to the agreed-to Specifications.  In such case, Company shall refund the aggregate payments paid therefor by Distributor within thirty (30) days after receipt of the said Products.

15.05   In the event this Agreement is terminated by Distributor in accordance with Section 15.01(ii) or (iii), Distributor may, at its sole option, (i) retain the right to sell its remaining inventory of all Products; or (ii) request Company or Company’s designee to repurchase any Products in Distributor’s inventory provided such Products are saleable, conforming to the agreed-to Specifications.  In the case of repurchase of any Products under this 15.04 (ii), Company shall refund the aggregate payments paid therefor by Distributor within thirty (30) days after receipt of the said Products.  In addition, Company shall pay to Distributor a payment equal to aggregate amount of the sales of Products during the period of most recent twelve (12) calendar months in the Territory (the “Twelve (12)-month Sales Payment”) provided that, if such termination is due to Change of Control on the part of Company, and Distributor or its Affiliates are in control of Company through an acquisition, merger, consolidation or otherwise, directly or indirectly, Company has no obligation to pay such Twelve (12)-month Sales Payment. Company shall also reimburse Distributor for all costs in connection with obtaining, holding and maintaining Approvals for the Products.

15.06        In the event this Agreement is terminated in accordance with Section 15.01(iv), then to the extent it is physically or legally possible, Distributor may, at its sole option, retain the right to sell its remaining inventory of Products.

15.07   In the event this Agreement is terminated in accordance with Section 15.01, the Distributor shall not accept any new purchase orders from its customers and shall cease to use the Trademarks and any other intellectual property which belongs to the Company.

15.08   Notwithstanding anything to the contrary in this Agreement, application of the above Section15.07 shall be suspended from operation if Distributor or any of its successors retains the right to sell its remaining inventory of Products in accordance with Section 15.02 through Section 15.06 hereof until such time when the right to sell its remaining inventory of Products ceases or when all remaining inventory of Products have been sold, whichever is the earlier.

15.09   The provisions of Article 9 through Article 17 and any other provisions hereof which by the intent, nature or meaning thereof have validity beyond the termination shall survive the termination of this Agreement for any reason.  All other rights and obligations of the Parties shall cease upon termination of this Agreement.

ARTICLE 16
FORCE MAJEURE

16.01   The time for performance of a Party impacted by a Force Majeure Event, other than the satisfaction of payment obligations that have accrued under this Agreement, is excused, without liability, for the duration of time that the Force Majeure Event impairs such Party’s ability to perform its obligations under this Agreement.

16.02   The Party whose performance is affected by a Force Majeure Event (the “Affected Party”) shall give prompt written notice to the other Party stating the details and expected duration of the event.  Once notice is given of a Force Majeure Event, the Parties shall keep each other reasonably informed of the situation until the Affected Party’s performance is no longer affected by the Force Majeure Event or this Agreement is terminated, whichever occurs first.  If the performance of the Affected Party does not resume within ninety (90) days of the occurrence of a Force Majeure Event, the other Party shall have the right to terminate this Agreement without penalty, except Distributor’s satisfaction of payment obligations that have accrued under this Agreement shall survive the termination of this Agreement.  Each Party has full management discretion in dealing with its own labor issues.

ARTICLE 17
MISCELLANEOUS

17.01   This Agreement shall be governed by and construed under the laws of Hong Kong, without reference to its conflicts of law principles. The United Nations Conventions on Contracts for the International Sale of Goods shall not be applicable to this Agreement and no Third Party may enforce any term in this Agreement in accordance with the Contracts (Rights of Third Parties) Ordinance. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be shall be settled through friendly negotiations.  In case no settlement can be reached through such negotiations within forty-five (45) days of the commencement thereof, any such dispute, controversy, difference or claim shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.  The seat of arbitration shall be Hong Kong and the number of arbitrators shall be three and the arbitration proceedings shall be conducted in English.

17.02   This Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the prior, written consent of the other Party.  Notwithstanding the foregoing, either Party may, with the other Party’s consent, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate.  The assigning Party shall remain responsible for the performance by its assignee of this Agreement or any obligations hereunder so assigned to such assignee.

17.03   This Agreement and the Exhibits referred to in this Agreement between the Parties, together with the Technology Licensing and Manufacturing Agreement, Component Manufacturing Agreement and the China Registration and Distribution Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous arrangements with respect to the subject matter hereof, whether written or oral.  Any amendment or modification to this Agreement shall be made in writing signed by both Parties.

17.04   Any consent, notice or report required or permitted to be given or made under this Agreement by one of the Parties hereto to the other shall be in writing and (a) delivered by hand, (b) sent by internationally recognized delivery service, (c) sent by registered or certified mail, return receipt requested, postage prepaid, or (d) sent by facsimile transmission confirmed by prepaid, registered or certified mail letter, and shall be deemed to have been properly served to the addressee upon receipt of such written communication, in any event to the following addresses:

If to the Company:      Lombard Medical Limited
888 Prospect Street #200
La Jolla, CA 92037
Attention: Bill Kulback
Email: bill.kullback@lombardmedical.com

 If to the Distributor:   MicroPort Brasil produtos Medicos Ltda
Address: as the address of registered office first written above
Attention:  Office Manager

With a copy to:           Shanghai MicroPort Medical (Group) Co., Ltd.1601 Zhang Dong Rd., ZJ Hi-Tech Park
Shanghai 201203, P. R. China
Attention: Nancy Wang
Email: wangxy@microport.com
Facsimile No.:(86) (21)50801305

Either Party may change its address to which notices shall be sent by giving notice to the other Party in the manner herein provided.

17.05   Each Party agrees to execute, acknowledge and/or deliver such further instruments, and to do all other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

17.06   This Agreement has been prepared jointly and shall not be strictly construed against either Party.

17.07   The captions or headings of the Sections hereof are inserted only as a matter of convenience or for reference and shall have no effect on the meaning of the provisions hereof.

17.08   No failure on the part of a Party to exercise, and no delay in exercising, any right, power, remedy or privilege under this Agreement, or provided by statute or at law or in equity or otherwise, shall impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence therein, nor shall any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.

17.09   If any provision hereof should be held invalid, illegal or unenforceable in any respect in any jurisdiction, the Parties hereto shall substitute, by mutual consent, valid provisions for such invalid, illegal or unenforceable provisions, which valid provisions in their economic effect are sufficiently similar to the invalid, illegal or unenforceable provisions that it can be reasonably assumed that the Parties would have entered into this Agreement with such valid provisions.  In case such valid provisions cannot be agreed upon, the invalidity, illegality or unenforceability of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid, illegal or unenforceable provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid, illegal or unenforceable provisions.

17.10   This Agreement may be executed in one or more counterparts by the parties, which may be by facsimile signature, email or PDF, each of which when executed and delivered, by facsimile transmission, email or PDF, will be an original and all of which will constitute but one and the same Agreement.

17.11   In the event any term of this Agreement is inconsistent with the terms of Purchase Order issued by Distributor, then the terms of this Agreement shall control.

17.12   Except where the context expressly requires otherwise, (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa); (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” and shall not be interpreted to limit the provision to which it relates; (c) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified; (e) any reference in this Agreement to any Person shall be construed to include the Person’s successors and assigns; (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement, and not to any particular provision of this Agreement; (g) all references herein to Sections or  Exhibits shall be construed to refer to Sections or Exhibits of this Agreement; (h) the word “notice” means notice in writing (whether or not specifically stated); (i) provisions that require that a Party, the Parties “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging); (j) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof.

(Signature page follows)

IN WITNESS WHEREOF, the Parties to the Agreement by their duly authorized representatives have executed this Agreement as of the date first written above.

Lombard Medical Limited	MicroPort Brasil Produtos Médicos Ltda.
By: ___________________________	By: ___________________________
Title: ___________________________	Name: Hongbin Sun Title: Director

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Exhibit A

The Products included in this Agreement are:

1.         Aorfix™

Aorfix™ AAA Flexible Stent Graft System with IntelliFlex™ Low Profile Delivery System.

2.         Altura™

Altura™ Endograft System.